MOBILEYME, INC.

Regulation CF Campaign Video Transcript

Welcome to the private cloud network platform that secures your mobile phone and enables you to access and control your device no matter what the circumstances. This groundbreaking app is called MobileyMe, and is available on Windows, macOS, iOS, and Android. It's a completely unique platform that provides you with the assurance that you will always have complete control over the device that is your lifeline – your mobile phone. Avoid the stress and anxiety which commonly occur in the event of a lost, stolen or dead device. With MobileyMe app, you'll be able to access and use your phone without having it physically with you. This means you can get to all of your contacts with all their information and text or call them just like you would from your own phone but from any device. As soon as you download MobileyMe, you'll be able to upgrade your phone, take pictures, send messages or even wipe the information form it completely, if necessary. Simply go to any other available phone, tablet or computer, and have access to everything that operates within your phone. That way you can seamlessly make calls and operate your phone without it being physically present. MobileyMe works on any device when your phone is not available. The MobileyMe app allows a smartphone user to access the owner's own stored information form another person's telephone or other connected device without any effect to the other person's phone, tablet, or computer. MobileyMe also offers VPN, which acts as an extra security feature on your phone. This app comes loaded with valuable functions, external control over your phone form another device, or VoIP network which gives you the ability to make calls through the internet. Remotely access and operate other apps and functions on the phone. If you have lost, stolen or damaged your phone, you can remotely lock or delete it. It comes with 10 gigabytes of complimentary data storage, a free VPN blocker, which blocks your locations from your IP address. MobileyMe's servers are located in Canada with secured data logs. There are many other features and benefits included. In a case of a stolen or lost phone, you'll be able to remotely lock or even wipe your phone. You can take a picture of a person that has your phone or send them a message with instructions. You can even access your settings, which is what truly controls your phone. You can intentionally or accidentally leave your phone at home then download MobileyMe on a different device and make calls as if you were using your own mobile phone. Even your actual phone number will show up. You can operate your texting and your video calling through VoIP as if you were on your own phone. You're taking the most important attributes of your mobile phone, putting them on the cloud, so that they'll always be accessible. The MobileyMe app doesn't just enable you to control your phone remotely, it also allows you to store your phone information, pictures, videos, contacts and apps. MobileyMe is always running in the background of your device, which means you are connected to your very own secure and private communications network. This is a breakthrough mobile application technology that will forever change the way we use our devices. The must-have app that you never knew existed. MobileyMe - never without your mobile phone no matter what.